Jaws Acquisition Corp.

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

April 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Jaws Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted February 5, 2020
CIK No. 0001800682

Ladies and Gentlemen:

This letter sets forth responses of Jaws Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 3, 2019, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has filed the Registration Statement with revisions in response to the Staff’s comments.

Draft Registration Statement on Form S-1

Summary

Our Acquisition Process, page 5

1.	Staff’s comment: We note your disclosure on page 6 that your existing officers and directors have agreed (and future officers and directors will be required to agree) not to participate in the formation of, or become an officer or director of, any blank check company until you have entered into a definitive agreement regarding your initial business combination, failed to complete your initial business combination within 24 months from the completion of this offering or liquidated prior to the end of such 24 month period. Please reconcile this statement with your disclosure on page 8 that your independent directors may sponsor, form or participate in other blank check companies similar to yours during the period in which you are seeking an initial business combination.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Summary Financial Data, page 30

2.	Staff’s comment: Please expand your disclosure in the table to also include the “as adjusted” amounts at January 17, 2020 assuming consummation of the offering.

Response: The Company acknowledges the Staff’s comment and has revised the table accordingly.

Risk Factors

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, page 58

3.

Staff’s comment: Please expand this risk factor discussion of your right to redeem warrants for Class A shares to address the circumstances in which you can exercise this right, including the $10 threshold Class A stock price for exercise.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor accordingly.

General

4.

Staff’s comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that no written communications have been presented in reliance on Section 5(d) of the Securities Act to potential investors to date. The Company acknowledges the Staff’s comment and will provide copies of such communication to the extent they are used in connection with the offering.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Joseph L. Dowling
Joseph L. Dowling

Via E-mail:

cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP

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